FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of March, 2004

                          GRANITE MORTGAGES 03-2 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 03-2 PLC


                                     By:                 /s/ Clive Rakestrow
                                            --------------------------------
                                     Name:   L.D.C. Securitisation Director
                                     No. 1 Limited by its authorized person
                                     Clive Rakestrow for and on its behalf
                                     Title:  Director
Date: 28 April 2004

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:          /s/ Jonathan David Rigby
                                            --------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: 28 April 2004

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:                /s/ Daniel Le Blancq
                                            --------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: 28 April 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-2 PLC
Monthly Report re: Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 March 2004 - 31 March 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                  208,459

Current Balance                                                           (GBP)15,894,757,541

Last Months Closing Trust Assets                                          (GBP)16,895,979,565

Funding share                                                             (GBP)15,508,608,428

Funding Share Percentage                                                           97.57%

Seller Share*                                                               (GBP)386,149,113

Seller Share Percentage                                                            2.43%

Minimum Seller Share (Amount)*                                              (GBP)668,021,662

Minimum Seller Share (% of Total)                                                  4.20%

Excess Spread last quarter annualised (% of Total)                                 0.40%
--------------------------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------------------------------
                               Number                 Principal (GBP)           Arrears (GBP)                  By Principal (%)
< 1 Month                     205,811                 15,706,527,069                 0                             98.82%

> = 1 < 3 Months               2,071                   149,917,292               1,702,925                          0.94%

> = 3 < 6 Months                442                    29,498,028                 790,255                           0.19%

> = 6 < 9 Months                112                    7,338,390                  368,592                           0.05%

> = 9 < 12 Months                17                    1,055,302                   78,330                           0.01%

> = 12 Months                    6                      421,460                    48,694                           0.00%

Total                         208,459               15,894,757,541               2,988,796                         100.00%
----------------------------------------------------------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                               Number    Principal (GBP)      Arrears (GBP)

Total (since inception)         138        7,351,324             349,060
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                           71

Number Brought Forward                                             63

Repossessed (Current Month)                                         8

Sold (since inception)                                             67

Sold (current month)                                                7

Sale Price / Last Loan Valuation                                   1.09

Average Time from Possession to Sale (days)                        123

Average Arrears at Sale                                         (GBP)2,089

Average Principal Loss (Since inception)*                        (GBP)245

Average Principal Loss (current month)**                          (GBP)0

MIG Claims Submitted                                                7

MIG Claims Outstanding                                              0

Average Time from Claim to Payment                                 59
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month.

Substitution

------------------------------------------------------------------------------
                                             Number          Principal (GBP)

Substituted this period                         0                (GBP)0

Substituted to date (since 26 March 2001)    344,923      (GBP)26,658,375,004
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                             Monthly           Annualised

Current Month CPR Rate                        6.30%              54.19%

Previous Month CPR Rate                       3.80%              37.16%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                     26.04

Weighted Average Remaining Term (by value) Years                 19.76

Average Loan Size                                             (GBP)76,249

Weighted Average LTV (by value)                                  74.37%

Weighted Average Indexed LTV (by value)                          60.36%

Fast Track (by value)                                            25.13%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                          51.62%

Together (by balance)                                            24.28%

Capped (by balance)                                               1.79%

Variable (by balance)                                            20.81%

Tracker (by balance)                                              1.50%

Total                                                            100.0%
------------------------------------------------------------------------------

Geographic Analysis

----------------------------------------------------------------------------------------------------------------------------------
                               Number                  % of Total                Value (GBP)                         % of Total
East Anglia                    4,548                     2.18%                  346,505,714                           2.18%

East Midlands                  15,262                    7.32%                 1,036,338,192                          6.52%

Greater London                 24,957                   11.97%                 3,101,067,196                         19.51%

North                          27,671                   13.27%                 1,411,454,470                          8.88%

North West                     28,811                   13.82%                 1,754,781,233                         11.04%

Scotland                       16,006                    7.68%                  958,453,880                           6.03%

South East                     31,060                   14.90%                 3,212,330,499                         20.21%

South West                     13,889                    6.66%                 1,166,675,204                          7.34%

Wales                          9,131                     4.38%                  545,190,184                           3.43%

West Midlands                  14,049                    6.74%                  998,190,774                           6.28%

Yorkshire                      23,075                   11.07%                 1,363,770,197                          8.58%

Total                         208,459                    100%                  15,894,757,541                         100%
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LTV Levels Breakdown

----------------------------------------------------------------------------------------------------------------------------------
                                                        Number                  Value (GBP)                         % of Total

0% < 25%                                                 7,094                  267,031,927                           1.68%

> = 25% < 50%                                           25,569                 1,759,549,660                         11.07%

> = 50% < 60%                                           16,512                 1,373,307,052                          8.64%

> = 60% < 65%                                            9,614                  850,369,528                           5.35%

> = 65% < 70%                                           11,105                 1,007,727,628                          6.34%

> = 70% < 75%                                           16,251                 1,393,970,236                          8.77%

> = 75% < 80%                                           15,791                 1,576,759,948                          9.92%

> = 80% < 85%                                           18,463                 1,624,444,221                         10.22%

> = 85% < 90%                                           31,212                 2,158,508,074                         13.58%

> = 90% < 95%                                           44,305                 3,105,835,624                         19.54%

> = 95% < 100%                                          12,362                  767,716,789                           4.83%

> = 100%                                                  181                    9,536,855                            0.06%

Total                                                   208,459                15,894,757,541                        100.0%
----------------------------------------------------------------------------------------------------------------------------------

Repayment Method

----------------------------------------------------------------------------------------------------------------------------------
                                                        Number                  Value (GBP)                         % of Total

Endowment                                               31,370                 2,241,160,813                         14.10%

Interest Only                                           19,055                 2,334,939,883                         14.69%

Pension Policy                                            700                    68,347,457                           0.43%

Personal Equity Plan                                     1,421                  101,726,448                           0.64%

Repayment                                               155,913                11,148,582,939                        70.14%

Total                                                   208,459                15,894,757,541                        100.00%
----------------------------------------------------------------------------------------------------------------------------------

Employment Status

----------------------------------------------------------------------------------------------------------------------------------
                                                        Number                   Value (GBP)                         % of Total

Full Time                                               185,209                14,919,168,884                        85.07%

Part Time                                                2,736                  170,113,951                           0.97%

Retired                                                   507                    17,537,521                           0.10%

Self Employed                                           17,867                 2,323,721,497                         13.25%

Other                                                    2,140                  106,978,876                           0.61%

Total                                                   208,459                17,537,520,729                        100.00%
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                                 5.99%

Effective Date of Change                                                      1 February 2004
--------------------------------------------------------------------------------------------------------------

Notes   Granite Mortgages 03-2 plc

----------------------------------------------------------------------------------------------------------------------------------
                            Outstanding                 Rating                  Reference Rate                 Margin
                                                   Moodys/S&P/Fitch

Series 1

A1                         $732,034,203               Aaa/AAA/AAA                   1.20%                        0.08%

A2                        $1,006,000,000              Aaa/AAA/AAA                   1.28%                        0.16%

A3                          $500,000,000              Aaa/AAA/AAA                   1.37%                        0.25%

B                           $76,500,000                Aa3/AA/AA                    1.61%                        0.49%

C                           $10,500,000              Baa2/BBB/BBB                   2.67%                        1.55%

Series 2

A                        (euro)300,000,000            Aaa/AAA/AAA                   2.33%                         0.25%

B                        (euro)72,900,000              Aa3/AA/AA                    2.57%                         0.49%

M                        (euro)52,300,000               A2/A/A                      2.83%                         0.75%

C1                       (euro)16,000,000            Baa2/BBB/BBB                   5.20%                    Fixed until 07/10

C2                       (euro)65,500,000            Baa2/BBB/BBB                   3.63%                          1.55%

Series 3

A                        (GBP)352,280,000            Aaa/AAA/AAA                    4.625%                    Fixed until 07/10

C                        (GBP)15,000,000             Baa2/BBB/BBB                    5.58%                          1.55%
----------------------------------------------------------------------------------------------------------------------------------

Credit Enhancement

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)                                        (GBP)137,050,418                     6.30%

Class C Notes ((GBP)Equivalent)                                               (GBP)79,770,314                     3.67%

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                           % of Funding Share

Class B and M Notes ((GBP)Equivalent)                                        (GBP)137,050,418                     0.88%

Class C Notes ((GBP)Equivalent)                                              (GBP)79,770,314                      0.51%

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-2 Reserve Fund Requirement                              (GBP)35,000,000                      0.23%

Balance Brought Forward                                                      (GBP)20,267,627                      0.13%

Drawings this Period                                                              (GBP)0                          0.00%

Excess Spread this Period                                                     (GBP)1,589,201                      0.01%

Funding Reserve Fund Top-up this Period*                                          (GBP)0                          0.00%

Current Balance                                                               (GBP)21,856,828                     0.14%
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                       (GBP)26,915,060                     0.17%

Funding Reserve %                                                                   0.6%                            NA
----------------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.